UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 20, 2023

SELINA HOSPITALITY PLC

6th Floor, 2 London Wall Place

Barbican, London EC2Y 5AU

England

Tel: +44-1612369500

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On March 20, 2023, Selina Hospitality PLC (the “Company”) issued a press release to announce the appointment of Alan Bowers as the newest independent director on its Board of Directors, effective as of March 17, 2023 and the establishment of a Finance and Capital Allocation Committee to help oversee budgeting, capital allocation and significant transactions, a copy of which is attached as Exhibit 99.1.

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press release of Selina Hospitality PLC issued March 20, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: March 20, 2023	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary